UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 5, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER
THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Acceleron Pharma Inc.
File Nos. 333-190417 and 001-36065
CF#33985

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Acceleron Pharma Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits to a Form S-1 filed on August 7, 2013, as amended, and as modified by Exhibits refiled with fewer redactions to a Form 10-Q filed on August 4, 2016.

Based on representations by Acceleron Pharma Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.6	S-1	August 7, 2013	July 3, 2022
10.1	10-Q	August 4, 2016	July 3, 2022

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Vanessa A. Countryman
Secretary